UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated June 19, 2008

2.

News Release dated June 20, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: June 20, 2008	By: /s/ Bruce Winfield Bruce Winfield President & CEO

SIGNIFICANT ALPHA TRACK ANOMALY AT CERRO SOLO URANIUM PROJECT

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) is pleased to announce encouraging results from the  follow-up Alpha Track survey the Company has carried out on three exploration concessions within the San Jorge Basin in Chubut province, Argentina. Portal has the right to earn a 60% interest in the Cerro Solo project under terms of an option agreement with Consolidated Pacific Bay Minerals Ltd.

Previous mapping and regional interpretation has outlined an alluvial covered area believed to be underlain by the Los Adobes Formation which, approximately 30 kilometers to the west, hosts the Cerro Solo deposit owned by Compania Nacional de Energia Atomica (CNEA). Cerro Solo is the largest uranium deposit in the San Jorge Basin with a historical resource* of 10 million pounds of U3O8 at a grade of 0.30% U3O8 and 3.3 million pounds of molybdenum at a grade of 0.20% molybdenum.

A total of 158 Alpha Track samples were collected at approximately 200 meter intervals along 9 lines 500 meters apart.  The contour plot for the entire survey appears to be related to the underlying sedimentary units including the Los Adobes Formation as shown on SEGEMAR’s Los Altares regional geological map. The 500 T/mm2 ** contour  outlined a 3.5 kilometer long anomaly, trending northwest-southeast and up to 1.0 kilometer wide, which is interpreted to represent a potentially mineralized paleochannel at depth within the highly prospective Los Adobes Formation.

“We are very encouraged to have defined this large anomalous trend believed to indicate radioactive mineralization in the favourable host stratigraphy which merits drill testing in the next program,” states Bruce Winfield, President of Portal.

The use of radon gas detectors such as Alpha Track to identify hidden uranium mineralization is well known and has been used extensively in exploration to identify uranium mineralization. The Alpha Track detectors are designed to measure levels of radon gas, a key product of uranium decay. Being more mobile than other daughter products of uranium, the radon gas migrates upward and can be detected at surface reflecting buried uranium mineralization. **Measurements are in alpha particle etches/tracks per millimeter squared (T/mm2) which can be plotted and contoured to indicate areas of potential interest.

All work on the Cerro Solo joint venture is carried out by competent geological staff in Argentina under the overall guidance of Portal’s VP Exploration, Mr. Alex Boronowski, P.Geo. British Columbia, the designated Qualified Person in accordance with National Instrument 43-101. Mr. Alex Boronowski has reviewed this news release.

* The above resource estimates are historical and do not conform to the standards of National Instrument 43-101. They may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The company's qualified person (QP) has not done sufficient work to classify the historical estimate as a current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, the company's QP believes the historic estimate is relevant and offers a fair description of the project's known mineralization.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

PORTAL TERMINATES SLICK ROCK OPTION

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) announces that it has terminated the Slick Rock Option agreement under which Portal was earning an interest in claims held by Maral LLC in the southern portion of the Uravan Mineral belt in south western Colorado.

Results from a recent drill program, on a portion of the Slick Rock claim group, identified a roll front style system hosting uranium mineralization. However Portal views the potential of the mineralized system to be insufficient to warrant additional work.

Portal Resources Ltd. is a well funded exploration company listed on the TSX Venture Exchange with a portfolio of projects in Argentina with defined potential for base and precious metals, molybdenum and uranium. Portal has an excellent, experienced management team with proven capabilities for discovery and development of major mines.

In addition to its current portfolio of projects, Portal is aggressively searching for new opportunities with a focus on base and precious metals in North and South America.

All work on the Slick Rock project was carried out by competent geological staff under the overall guidance of Portal’s VP Exploration, Mr. Alex Boronowski, P.Geo. British Columbia, the designated Qualified Person in accordance with National Instrument 43-101. Mr. Alex Boronowski has reviewed this news release.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.